UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) contains:

Exhibit 1	Press release issued by EDENOR on March 12, 2012 entitled “Edenor Announces Fourth Quarter 2011 Results.”

Exhibit 2	Letter dated March 9, 2012 addressed to the Buenos Aires Stock Exchange as required by section 62 of the Buenos Aires Stock Exchange Regulations.

Exhibit 3	Consolidated Financial Statements of EDENOR as of and for the year ended December 31, 2011 and 2010, together with the Report of the Independent Auditors.

Exhibit 4	Letter dated March 9, 2012 addressed to the Argentine Securities and Exchange Commission, including excerpt of the minutes No.339 of the meeting of the Board of Directors of EDENOR.

Exhibit 5	Minutes No.251 of the Supervisory Committee’s meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 13, 2012